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As confidentially submitted to the Securities and Exchange Commission on March 16, 2015
as Amendment No.1 to the confidential submission

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Blueprint Medicines Corporation
 (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-3632015 (I.R.S. Employer Identification Number)

215 First Street
Cambridge, MA 02142
(617) 374-7580
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey W. Albers
President and Chief Executive Officer
Blueprint Medicines Corporation
215 First Street
Cambridge, MA 02142
617-374-7580
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kingsley L. Taft Michael J. Minahan Laurie A. Burlingame Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Peter N. Handrinos Ryan K. deFord Latham & Watkins LLP John Hancock Tower, 27th Floor 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate initial public offering price(1)	Amount of registration fee(2)

Common stock, $0.001 par value	$	$

(1)
Includes initial public offering price of shares that the underwriters have the option to purchase. Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate initial public offering price.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

        Blueprint Medicines Corporation has prepared this Amendment No.1 to Confidential Draft Registration Statement, which was confidentially submitted to the Securities and Exchange Commission on February 19, 2015 ("Draft Registration Statement"), solely for the purpose of filing Exhibit 10.10 to the Draft Registration Statement and making corresponding updates to Item 16 and the Exhibit Index of the Draft Registration Statement. This Draft Registration Statement does not modify any provision of the Prospectus that forms Part I of the Draft Registration Statement and accordingly such Prospectus has not been included herein.

 Part II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
The NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment

Item 14.    Indemnification of Directors and Officers

        Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

        Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

        Our amended and restated certificate of incorporation, or the Charter, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        The Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

        Our amended and restated by-laws, or the By-Laws, provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

        In addition, the By-Laws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

        In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

        We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of capital stock

        In April 2011, February 2012, March 2012, October 2012, January 2013 and September 2013, we issued and sold an aggregate of 40,000,000 shares of our Series A convertible preferred stock to two investors for aggregate consideration of $40,000,000.

        In January 2014, we issued an aggregate of 20,916,663 shares of our Series B convertible preferred stock for aggregate consideration of $25,099,996 to seven investors.

        In November 2014, we issued an aggregate of 24,154,589 shares of our Series C convertible preferred stock for aggregate consideration of $49,999,999 to eighteen investors.

        No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants of warrants

        In May 2013, we issued warrants to purchase 150,000 shares of Series A Preferred Stock at a per share exercise price of $1.00, and in November 2014 we issued warrants to purchase 83,333 shares of our Series B Preferred Stock at a per share exercise price of $1.20. The warrant issuances were exempt pursuant to Section 4(2), as transactions by an issuer not involving a public offering. The shares of convertible preferred stock issued upon exercise of warrants and the shares of common stock issued upon conversion of the convertible preferred stock are deemed restricted securities for the purposes of the Securities Act.

Grants of stock options and restricted stock

        Since January 1, 2012, we have granted stock options to purchase an aggregate of 10,787,700 shares of our common stock at exercise prices ranging from $0.27 to $1.60, to employees, directors and consultants pursuant to our stock option plan. Since January 1, 2012, we have granted an aggregate of 11,429,450 shares of restricted stock. The issuances of these securities were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

        See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)
Financial statement schedules

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on                        , 2015.

Blueprint Medicines Corporation
By:	Jeffrey W. Albers President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned directors and officers of Blueprint Medicines Corporation (the "Company"), hereby severally constitute and appoint Jeffrey W. Albers and Kyle D. Kuvalanka, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jeffrey W. Albers	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015
Kyle D. Kuvalanka	Chief Business Officer (Principal Financial and Accounting Officer)	, 2015
Daniel S. Lynch	Executive Chairman of the Board	, 2015
Nicholas Lydon, Ph.D.	Director	, 2015

Signature	Title	Date

Alexis Borisy	Director	, 2015
Stephen C. Knight, M.D.	Director	, 2015
Thilo Schroeder, Ph.D.	Director	, 2015
George D. Demetri, M.D.	Director	, 2015
Charles A. Rowland, Jr.	Director	, 2015

 EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation (to be effective upon pricing of the offering).
3.2	*	Form of Amended and Restated Certificate of Incorporation (to be effective upon completion of the offering).
3.3	*	Form of Amended and Restated By-laws (to be effective upon completion of this offering).
4.1	*	Specimen Common Stock Certificate.
4.2	*	Form of Series A Preferred Stock Warrant.
4.3	*	Form of Series B Preferred Stock Warrant.
4.4	*	Second Amended and Restated Investors' Rights Agreement, dated as of November 7, 2014, by and among the Registrant and the Investors listed therein.
4.5	*	Second Amended and Restated Stockholders' Agreement, dated as of November 7, 2014, by and among the Registrant and the Stockholders listed therein.
5.1	*	Opinion of Goodwin Procter LLP.
10.1	*	2011 Stock Option Plan and forms of award agreement thereunder.
10.2	*	2015 Stock Option and Incentive Plan and forms of award agreement thereunder.
10.3	*	Lease Agreement, dated June 24, 2011, by and between the Registrant and ARE-MA Region No. 38, LLC, as amended.
10.4	*	Lease Agreement, dated February 11, 2015, by and between the Registrant and 38 Sidney Street Limited Partnership.
10.5	*	Offer Letter, dated May 29, 2014, by and between the Registrant and Jeffrey W. Albers.
10.6	*	Offer Letter, dated August 1, 2013, by and between the Registrant and Kyle D. Kuvalanka.
10.7	*	Offer Letter, dated November 22, 2011, by and between the Registrant and Christoph Lengauer.
10.8	*	Offer Letter, dated November 20, 2014, by and between the Registrant and Anthony Boral.
10.9	*	Loan and Security Agreement, dated May 24, 2013, by and between the Registrant and Silicon Valley Bank, as amended.
10.10	†	Research, Development & Commercialization Agreement, dated March 2, 2015, by and between the Registrant and Alexion Pharma Holding.
21.1	*	Subsidiaries of Registrant.
23.1	*	Consent of Ernst & Young LLP.
23.3	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

†
Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

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Explanatory Note
Part II Information Not Required in Prospectus
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX